
03027686

Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 24 2003
WASH, D.C. 187 SECTION

FORM 11-K/A

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________


PROCESSED
JUL 25 2003
THOMSON
FINANCIAL

Commission file number 1-9518

1. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

2. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

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TOTAL NUMBER OF PAGES: 7
EXHIBIT INDEX ON PAGE: 3

This Form 11-K/A amends the Annual Report on Form 11-K for the year ending December 31, 2002, with respect to The Progressive Corporation Executive Deferred Compensation Plan (the "Plan"), which was filed on March 27, 2003. The sole purpose of this Amendment is to add the Certifications of the equivalent of the chief executive officer and the chief financial officer with respect to the Plan, which are attached as Exhibits hereto. All other information included in the Annual Report on Form 11-K remains unchanged.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation

By: 
Thomas A. King
Treasurer

July 22, 2003

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THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
99	99(A)	Certification by the Equivalent of the Principal Executive Officer with respect to The Progressive Corporation Executive Deferred Compensation Plan, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	4
99	99(B)	Certification by the Equivalent of the Principal Financial Officer with respect to The Progressive Corporation Executive Deferred Compensation Plan, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	6

* Page references appear only in the sequentially paginated Annual Report on Form 11-K/A as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. §240.0-3 (b) & (c)). No other Annual Reports on Form 11-K/A are similarly paginated.

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EXHIBIT NO. 99(A)

Certification by the Equivalent of the Principal Executive Officer
with respect to The Progressive Corporation Executive Deferred Compensation Plan,
pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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CERTIFICATION PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

I, Kim L. Price, the Chief Administrative and Compliance Officer of Progressive Casualty Insurance Company, the Administrator of The Progressive Corporation Executive Deferred Compensation Plan (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Plan for the period ended December 31, 2002 (the "Report"), which this certification accompanies, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (U.S.C. 78m or 78o(d)); and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003



Kim L. Price
Chief Administrative and Compliance Officer

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

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EXHIBIT 99(B)

Certification by the Equivalent of the Principal Financial Officer
with respect to The Progressive Corporation Executive Deferred Compensation Plan,
pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

I, Marilyn A. Muzic, the Director of Financial Operations of Progressive Casualty Insurance Company, the Administrator of The Progressive Corporation Executive Deferred Compensation Plan (the "Plan"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Plan for the period ended December 31, 2002 (the "Report"), which this certification accompanies, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (U.S.C. 78m or 78o(d)); and

(2) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 20, 2003



Marilyn A. Muzic
Director of Financial Operations

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

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